Investment Managers Series Trust II

235 West Galena Street

Milwaukee, Wisconsin 53212

November 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) Request for Withdrawal of Post-Effective Amendment No. 257

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Investment Managers Series Trust II (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 257 (“Amendment No. 257”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 257 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001398344-21-020502) on October 27, 2021 to introduce one new series of the Trust: the AXS Short Bitcoin Strategy ETF (the “Fund”). In response to the Staff’s request, we are requesting withdrawal of Amendment No. 257. Amendment No. 257 has not yet become effective and no securities have been sold in connection with the filing.

If you have any questions regarding this filing, please contact the undersigned at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary